UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

STAGEWISE STRATEGIES CORP.

(Name of Registrant)

Nevada	000-56736	61-2108075
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

64/2 Mahtumquili Street

Yashnobod District 100000

Tashkent City, Republic of Uzbekistan

(Address of Principal Executive Offices)

+998 94 677 44 01

(Registrant’s Telephone Number)

Approximate Date of Mailing: October 2, 2026

STAGEWISE STRATEGIES CORP.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

October 1, 2026

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF STAGEWISE STRATEGIES CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this information statement (this “Information Statement”) carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “STWI,” “we,” “us,” and “our” refer to StageWise Strategies Corp.

INTRODUCTION

This Information Statement is being mailed on or about October 2, 2026 to the holders of record at the close of business on October 1, 2026 of the shares of common stock, par value $0.001 per share (“Common Stock”), of StageWise Strategies Corp, a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the anticipated change in the composition of the Board pursuant to the terms of a Share Exchange Agreement (the “Share Exchange Agreement”), to be entered into by and among the Company, TEG SPV, LLC, a limited liability company organized under the laws of the Republic of Uzbekistan (“TEG SPV”), Tourism and Entertainment Group LLC, a limited liability company organized under the laws of the Republic of Uzbekistan (“TEG Parent”), and Ms. Irodakhon Abduvakhitova (the “Individual Seller” and, together with TEG Parent, the “Sellers”), and the transactions contemplated thereby (the “Share Exchange Transaction”).

Pursuant to the Share Exchange Agreement, the Company will acquire from the Sellers 99.99999012% of the outstanding participatory interests in the charter capital of TEG SPV in exchange for an aggregate of 183,098,434 shares of Common Stock (the “Exchange Shares”), consisting of 124,506,935 Exchange Shares to be issued to TEG Parent and 58,591,499 Exchange Shares to be issued to the Individual Seller. Wellmore LLC, a limited liability company organized under the laws of the Republic of Uzbekistan, will continue to hold 0.00000988% of the participatory interests in TEG SPV in order to comply with regulatory requirements in Uzbekistan. Upon consummation of the Share Exchange Transaction, TEG SPV will become a subsidiary of the Company.

As a matter of the mandatory law of the Republic of Uzbekistan, the transfer of the participatory interests in TEG SPV to the Company will become effective, and the Company will be deemed to have acquired ownership of such participatory interests, upon the entry of the corresponding record in the unified state register of legal entities of the Republic of Uzbekistan reflecting the Company as a participant of TEG SPV (the date of such entry, the “Registration Date”). The closing of the Share Exchange Transaction (the “Closing”) and the Registration Date may not occur on the same date, and the Registration Date is expected to occur shortly after the Closing.

Pursuant to the Share Exchange Agreement, effective as of the Registration Date, the Board will be reconstituted to consist of five individuals designated by TEG SPV prior to the Closing, four of whom are expected to qualify as “Independent Directors” under the OTCQB Standards. Each of Elina Davidyan, Bahtiyor Kadirov and Temur Zokirov will resign from his or her position as a director upon completion of the Share Exchange Transaction. The post-transaction Board is expected to consist of Irodakhon Abduvakhitova, Anita Mendiratta, Wesley T. Davis, Marc William Kasher and Richard Nolan Sharko (collectively, the “14F Directors”), with Ms. Mendiratta expected to serve as Chair of the Board. The resignations of the current directors and the appointment of the 14F Directors will not become effective earlier than the tenth (10th) day following the filing and transmittal of this Information Statement.

Immediately following the Closing, and giving effect to the transfer to TEG Parent, prior to the Closing, of all shares of Common Stock held by Mr. Jakhongir Abidovich Artikkhodjaev, the beneficial owner of substantially all of the equity interests of TEG Parent, TEG Parent is expected to hold approximately 68.30% of the Company’s outstanding Common Stock, the Individual Seller is expected to hold approximately 31.14% of the Company’s outstanding Common Stock, and the Company’s other stockholders immediately prior to the Closing are expected to hold approximately 0.56% of the Company’s outstanding Common Stock, in each case without giving effect to any securities that may be issued to investors in the concurrent financing contemplated by the Share Exchange Agreement.

The foregoing description of the Share Exchange Agreement and the Share Exchange Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Share Exchange Agreement, which was included as Appendix A to the Company’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2026.

As a result of the foregoing, effective as of the Registration Date and subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, a majority of the Board is expected to consist of newly appointed directors. Please read this Information Statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF NEW DIRECTORS CONSTITUTING A MAJORITY OF THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The current members of the Board are Temur Zokirov, Bahtiyor Kadirov and Elina Davidyan. Mr. Zokirov currently serves as Chairman of the Board, Chief Financial Officer and Secretary of the Company, and Mr. Kadirov and Ms. Davidyan currently serve as independent directors of the Company.

Pursuant to the Share Exchange Agreement, effective as of the Registration Date, the Board will be reconstituted to consist of five individuals designated by TEG SPV prior to the Closing. Each of Mr. Zokirov, Mr. Kadirov and Ms. Davidyan will resign from his or her position as a director of the Company upon completion of the Share Exchange Transaction. Irodakhon Abduvakhitova (the Individual Seller), Anita Mendiratta, Wesley T. Davis, Marc William Kasher and Richard Nolan Sharko are expected to be appointed to the Board, such that a majority of the Board will consist of newly appointed directors. Ms. Mendiratta is expected to serve as Chair of the Board. The change in the Board will not become effective earlier than ten (10) days after the filing of this Information Statement with the SEC and the transmission of this Information Statement to all holders of record of our Common Stock entitled to vote for the election of directors.

Following the Share Exchange Transaction, the Company plans to establish two standing committees of the Board: an Audit Committee and a Nominating and Compensation Committee. The Audit Committee is expected to consist of Mr. Sharko, Mr. Davis and Ms. Mendiratta, with Mr. Sharko serving as chairperson of the Audit Committee. The Company expects that four of the five members of the Board following the Share Exchange Transaction will qualify as independent directors under applicable OTCQB standards, with Ms. Abduvakhitova being the only director who will not so qualify, since she is expected to own approximately 31.14% of the Company’s issued and outstanding shares of Common Stock, after the consummation of the Share Exchange Transaction, without giving effect to any securities that may be issued to investors in the concurrent financing contemplated by the Share Exchange Agreement.

No action is required by our stockholders in connection with this Information Statement or the anticipated change in the composition of the Board. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that the information set forth in this Information Statement be filed with the SEC and transmitted to the holders of record of our Common Stock entitled to vote for the election of directors at least ten (10) days prior to the date on which the change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

As of the date of this Information Statement, our authorized capital stock consists of 75,000,000 shares of Common Stock, of which 5,044,334 shares are issued and outstanding, and of which an aggregate of 4,000,000 shares are held by TEG Parent and Mr. Aritkkhodjaev. Each share of Common Stock grants one vote on each matter submitted to stockholders.

This Information Statement is being provided pursuant to Rule 14f-1 solely for informational purposes. No vote or other action by the Company’s stockholders is required or being solicited in connection with the matters described herein.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information anticipated as of the Closing, regarding beneficial ownership of 5% or more of Common Stock by: (i) each person known to STWI who beneficially owns more than five percent of STWI’s Common Stock; (ii) each of the expected officers and directors of STWI following the Share Exchange Transaction. The percentage of beneficial ownership is based on 188,142,768 shares of Common Stock being outstanding as of consummation of the Share Exchange Transaction, without accounting for any securities which may be issued by STWI in connection with the concurrent financing, which percentages will be reduced upon the issuance of any shares of Common Stock or other securities exercisable for or convertible into shares of Common Stock to investors in the concurrent financing.

Unless otherwise indicated, the address for each beneficial owner is c/o StageWise Strategies Group (TEG, Inc. after Closing), 64/2 Mahtumquili Street, Yashnobod District 100000, Tashkent City, Republic of Uzbekistan.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES OUTSTANDING BENEFICIALLY OWNED
Directors and Executive Officers:
Anita Mendiratta	0	0
Wesley T. Davis	0	0
Marc William Kasher	0	0
Richard Nolan Sharko	0	0
Irodakhon Abduvakhitova	58,591,499	31.14%
Elmurod Sopiev	0	0
Temur Zokirov	0	0
All executive officers and directors as a group (7 persons)	58,591,499	31.14%

5% or Greater Stockholders
Jakhongir Abidovich Artikkhodjaev*	128,506,935	68.25%
Tourism and Entertainment Group LLC	128,506,935	68.30%
Irodakhon Abduvakhitova	58,591,499	31.14%

(*)	Reflects the 128,506,935 shares of common stock held by Tourism and Entertainment Group LLC, an Uzbek limited company, in which Jakhongir Abidovich Artikkhodjaev holds over 99% of the outstanding ownership interests.

Change of Control

Effective as of June 5, 2026, there was a change of control of the Company. Approximately 74.2% of the Company’s then issued and outstanding shares of Common Stock were acquired by a foreign individual from two of our stockholders. Upon such acquisition, all of the then serving directors and officers of the Company resigned and were replaced by the following officers and directors:

Name	Position
Elmurod Sopiev	Chief Executive Officer
Temur Zokirov	Chairman of the Board, Chief Financial Officer and Secretary
Bahtiyor Kadirov	Director
Elina Davidyan	Director

More information on the change of control and the new officers and directors is provided in our Current Report on Form 8-K filed with the SEC on June 11, 2026.

MANAGEMENT AND CORPORATE GOVERNANCE

Current Executive Officers and Directors

Below is a list of STWI’s directors and executive officers as of the date hereof. The business address for the directors and officers of STWI is 64/2 Mahtumquili Street, Yashnobod District 100000, Tashkent City, Republic of Uzbekistan.

Name	Position
Elmurod Sopiev	Chief Executive Officer
Temur Zokirov	Chairman of the Board, Chief Financial Officer and Secretary
Bahtiyor Kadirov	Director
Elina Davidyan	Director

Elmurod Sopiev

Elmurod Sopiev, age 37, was appointed as the Chief Executive Officer of the Company on June 5, 2026. Since May 2025, Mr. Sopiev has served as a Director of AKFA Dream World, LLC (“ADW”), the operator of the Hilton Tashkent City Hotel (“Hilton Tashkent”), Tashkent, Uzbekistan, and an indirect subsidiary of Tourism and Entertainment Group, LLC, a hotel and hospitality company located in Uzbekistan (“TEG”). Mr. Sopiev served as a General Manager of Hilton Tashkent from November 2023 to May 2025. From October 2022 to November 2023, Mr. Sopiev served as a Director of Operations at Hilton Tashkent. From January 2021 to September 2022, Mr. Sopiev was a Cluster Food and Beverage Director at AKFA Holding. Mr. Sopiev was awarded a bachelor’s degree in tourism, hotel and restaurant management from Tashkent Tourism College in 2008.

Temur Zokirov

Mr. Temur Zokirov, age 30, was appointed as Chairman of the Board, Chief Financial Officer and Secretary of the Company on June 5, 2026. Mr. Zokirov has worked as a strategic advisor to the Chief Executive Officer of TEG since April 2023. Prior to joining TEG, from September 2022 to March 2023, Mr. Zokirov worked at PricewaterhouseCoopers Central Asia and Caucasus B.V. in Tashkent, Uzbekistan as a Manager; as a senior tax consultant, from February 2021 to August 2022; and as a tax consultant, from January 2018 to January 2021. Mr. Zokirov was awarded a bachelor’s degree in business administration from Westminster International University in Tashkent, Uzbekistan in June 2016, and a master’s degree in management from IE Business School in Madrid, Spain, in December 2017.

Bahtiyor Kadirov

Mr. Bahtiyor Kadirov, age 52, was appointed as an independent director of the Company on June 5, 2026. Mr. Kadirov has served as the Head of IFRS/U.S. GAAP reporting for TEG since 2025, where he conducts comprehensive internal audits, prepares financial statements and coordinates and supports external audits. Prior to joining TEG, from November 2018 to November 2024, Mr. Kadirov served as a Senior Audit Manager at Ernst & Young’s Tashkent office in Uzbekistan. Mr. Kadirov was awarded a bachelor’s degree in international economic relations from Tashkent State University of Economics in June 1996 and a master’s degree in liberal arts from University of Notre Dame in November 1996. Mr. Kadirov also attended an Exchange Program in International Business at Pace University from September 1994 to June 1995.

Elina Davidyan

Ms. Elina Davidyan, age 32, was appointed as an independent director of the Company on June 5, 2026. Ms. Davidyan has served as the Finance Director of East Restaurant, a subsidiary of TEG located in Tashkent, Uzbekistan and the Chief Accountant of AKFA Dream World, since July 2020. Ms. Davidyan was awarded a degree in accounting from Mirabad Academic Lyceum under the Tashkent Institute of Railway Engineers in June 2013, and a Bachelor’s degree in accounting and audit from Moscow Financial and Industrial University “Synergy” in December 2023.

14F Directors

As per the Share Exchange Agreement, following the Share Exchange Transaction, the board of directors (the “Post-Closing Purchaser Board”) will consist of five individuals, all of whom were designated by TEG SPV prior to the Closing, including four individuals who qualify as “Independent Directors” under the OTCQB Standards. The directors of the Post-Closing Purchaser Board shall serve in a single class, with terms as provided in our bylaws.

Below is a list of STWI’s directors and executive officers following the Share Exchange Transaction. They were officers or directors of TEG SPV prior to the Share Exchange Transaction. The business address for the directors and officers of STWI is 64/2 Mahtumquili Street, Yashnobod District 100000, Tashkent City, Republic of Uzbekistan. Each of Elina Davidyan, Bahtiyor Kadirov, and Temur Zokirov will resign from their positions as a director upon the completion of the Share Exchange Transaction.

Name	Age	Position
Executive Officers and Non-Independent Director
Elmurod Sopiev	37	CEO
Temur Zokirov	30	CFO
Irodakhon Abduvakhitova	27	Non-Independent Member of the Board
Non-Management Directors
Anita Mendiratta	58	Chair of the Board and Independent
Wesley T. Davis	59	Independent Member of the Board
Marc William Kasher	56	Independent Member of the Board
Richard Nolan Sharko	65	Independent Member of the Board

Executive Officers and Non-Independent Director

Elmurod Sopiev has served as the CEO of STWI, since June 2026. Mr. Sopiev has also served as the CEO of TEG SPV, since June 2, 2026 . Since May 2025, Mr. Sopiev has served as a Director of ADW, a subsidiary of TEG SPV and the operator of Hilton Tashkent. Mr. Sopiev served as a General Manager of Hilton Tashkent from November 2023 to May 2025. From October 2022 to November 2023, Mr. Sopiev served as a Director of Operations at Hilton Tashkent. From January 2021 to September 2022, Mr. Sopiev was a Cluster Food and Beverage Director at AKFA Holding. Mr. Sopiev was awarded a bachelor’s degree in tourism, hotel and restaurant management from Tashkent Tourism College in 2008.

Mr. Temur Zokirov has served as the Chief Financial Officer of STWI, since June 2026. Mr. Zokirov has also served as the CFO of TEG SPV, since July 2, 2026. Mr. Zokirov has worked as a strategic advisor to the Chief Executive Officer of TEG Parent since April 2023. Prior to joining TEG, from September 2022 to March 2023, Mr. Zokirov worked at PricewaterhouseCoopers Central Asia and Caucasus B.V. in Tashkent, Uzbekistan as a Manager, as a senior tax consultant, from February 2021 to August 2022 and as a tax consultant, from January 2018 to January 2021. Mr. Zokirov was awarded a bachelor’s degree in business administration from Westminster International University in Tashkent, Uzbekistan in June 2016, and a master’s degree in management from IE Business School in Madrid, Spain in December 2017.

Irodakhon Abduvakhitova will commence serving as a member of the Board of STWI, immediately after the Closing Ms. Abduvakhitova has also served as a Non-Independent Member of the Supervisory Board of TEG SPV, since April 2026. Since June 2025, Ms. Abduvakhitova has served as the General Manager of Tourism and Entertainment Group, having first joined the company in this position on a concurrent basis in December 2024. In this role she is responsible for the administrative management of the company and the coordination of its day-to-day operations. From June 2020 to March 2025, Ms. Abduvakhitova served as the Director of Inspo Care, a company that imports and distributes cosmetics and perfumes.

Non-Executive Directors

Anita Mendiratta will commence serving as Chair of the Board of STWI, immediately after the Closing. Ms. Mendiratta has also served as the Chair of the Supervisory Board of TEG SPV, since April 2026. Ms. Mendiratta is the Founder and President of Anita Mendiratta & Associates, a strategic advisory practice she established in 2002, and has over three decades of experience advising governments and international institutions across more than 100 countries in tourism, aviation, leadership and sustainable development. Ms. Mendiratta serves as a Special Advisor to the Secretary General of UN Tourism (formerly UNWTO) and as a strategic resource to the World Bank, the World Travel & Tourism Council, the International Air Transport Association, the Air Transport Action Group and ICCA. She is a Founding Advisory Board Member of the Royal Commission for AlUla in Saudi Arabia and formerly served as a Special Advisor to the CEO of the Saudi Tourism Authority. Ms. Mendiratta is an Executive in Residence at the University of Surrey and a Visiting Professor at Cranfield University in the United Kingdom, as well as a published author and a regular commentator on international media. Earlier in her career, Ms. Mendiratta served as a Project Director at The Added-Value Group from 2000 to 2002, as a Marketing Manager at The Coca-Cola Company from 1998 to 2000, and in senior marketing and communications roles at Unilever in South Africa and Malawi from 1991 to 1998. She began her career at IBM Canada in 1990. Ms. Mendiratta was awarded a master’s degree in marketing with honors in 1994 and a bachelor of arts degree from McMaster University in Canada in 1989, and completed the Global Business Leadership program at Harvard University in 2020.

Wesley T. Davis will commence serving as a member of the Board of STWI, immediately after the Closing. Mr. Davis has also served as an Independent Member of the Supervisory Board of TEG SPV, since April 2026. Mr. Davis is a finance professional with over 30 years of experience in emerging and frontier markets, spanning investment banking, project finance and operating company roles. Since June 2025, Mr. Davis has served as a Senior Advisor for Capital Formation at Buenassa, where he is responsible for funding solutions for the group’s critical minerals trading and refinery development operations in the Democratic Republic of Congo. From 2020 to 2025, Mr. Davis served as a Senior Managing Director at Delphos Ltd in London, advising governments and state-owned enterprises in Central Asia and Africa on infrastructure and climate transition financing. From 2020 to 2023, Mr. Davis served as a member of the Supervisory Board of Ipoteka Bank in Uzbekistan, where he chaired the Corporate Governance Committee and took part in the country’s only privatisation of a state-owned bank. From 2017 to 2021, he served as Finance Director of APQ Global, a company listed on the AIM market of the London Stock Exchange, and from 2014 to 2017 as Senior Vice President for Finance at Aiteo Group in Lagos. From 2009 to 2016, Mr. Davis was a member of the Board of Directors of Asia Pacific Investment Partners in London and Ulaanbaatar. Earlier in his career, Mr. Davis held senior capital markets positions at Renaissance Capital, HSBC Bank plc, Merrill Lynch, Deutsche Bank and Chase Manhattan Bank in London and New York. Mr. Davis was awarded an MBA from Arizona State University and a master’s degree in international management from the American Graduate School of International Management in 1993, and a bachelor’s degree in economics from the University of Florida in 1988.

Marc Kasher will commence serving as a member of the Board of STWI, immediately after the Closing. Mr. Kasher has also served as an Independent Member of the Supervisory Board of TEG SPV, since June 2026. Mr. Kasher has more than 25 years of investment and private equity experience, together with an extensive record of service as an independent director of listed companies and sovereign institutions. From 2021 to 2024, Mr. Kasher served as an Independent Director and Chairman of the Audit Committee of Noventiq, a global digital transformation and cybersecurity provider listed on the London Stock Exchange. From 2020 to 2023, he served as an Independent Director of Kazatomprom, the world’s largest producer of natural uranium, where he chaired the Nominating and Remuneration Committee and was a member of the Audit, Strategic Investments, and Health and Safety committees. From 2018 to 2021, Mr. Kasher served as an Independent Director of the National Investment Corporation, a sovereign wealth fund of the National Bank of Kazakhstan, chairing both its Audit and Remuneration committees. From 2013 to 2019, he served as an Independent Director of Luxoft, a digital services company listed on the New York Stock Exchange, where he chaired the Audit, M&A and Compensation committees and structured eleven strategic acquisitions ahead of the company’s $2 billion sale to DXC Technology. From 1997 to 2015, Mr. Kasher served as a Managing Director of PineBridge Investments (formerly AIG Global Investments), including as Chief Executive Officer of its Eurasia private equity practice from 2010 to 2015. Earlier in his career, from 1992 to 1995, he worked on privatization programs in Uzbekistan, Kyrgyzstan, Ukraine and Russia in cooperation with USAID. Mr. Kasher was awarded an MBA with a concentration in finance from Georgetown University and a bachelor of arts degree from Tufts University.

Richard Sharko will commence serving as a member of the Board, immediately after the Closing. Mr. Sharko has also served as an Independent Member of the Supervisory Board of TEG SPV, since June 2026. Mr. Sharko has over 40 years of international experience in finance, accounting, auditing and risk management, including service on the boards of listed companies, financial institutions and standard-setting bodies. Since December 2022, Mr. Sharko has served as a Board Member of Solidcore Resources plc in Astana, where he chairs the Remuneration Committee and is a member of the Audit Committee. From 2022 to 2024, he served as a Board Member and Chairman of the Audit Committee of AikGroup (CY) Ltd, a bank holding company based in Limassol. From 2015 to 2020, Mr. Sharko served as a Board Member of the International Auditing and Assurance Standards Board in New York, where he chaired the ISA 540 Revised Task Force and the IAASB–IASB liaison working group. Mr. Sharko spent his executive career with PwC, which he joined in 1983 and where he served as a Partner from 1994 onwards in Vladivostok, Moscow, London and Amsterdam. During his tenure he served as Chief Risk Officer and Management Board member of PwC Central and Eastern Europe from 2013 to 2015, as Chief Accountant of the CEE region responsible for IFRS technical matters from 2006 to 2013, as a member of the PwC Global IFRS Leadership team, and as a member of the PwC Global Network Governance Board from 2009 to 2013. Mr. Sharko was awarded a bachelor of science degree in accounting from Loyola Marymount University in Los Angeles in 1983 and is a Certified Public Accountant (retired) of the State of California.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Risk Oversight

In its governance role, the Board is responsible for ensuring that appropriate risk management policies and procedures are in place to protect the Company’s assets and business. The Board has oversight responsibility for our risk management processes and programs and executive management is responsible for the day-to-day evaluation and management of risks to the Company.

Committees of the Board

Following the Share Exchange Transaction, the Company plans to establish two standing committees of the Board — an Audit Committee and a Nominating and Compensation Committee. Each committee will have the composition and responsibilities described below. Each committee is expected to operate under a written charter to be adopted by the Board. Our Board may from time to time establish other committees as and when required to facilitate the management of our business.

Audit Committee

The Audit Committee will assist the Board in overseeing our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee’s responsibilities will include, among other matters: appointing, approving the compensation of, and assessing the independence of our registered public accounting firm; overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm; reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures; coordinating the Board’s oversight of our internal control over financial reporting, disclosure controls and procedures; discussing our risk management policies; meeting independently with our registered public accounting firm and management; reviewing and approving or ratifying any related person transactions; and preparing the Audit Committee report required by the SEC, to the extent required.

The members of our Audit Committee will be Richard Sharko, Wesley Davis, and Anita Mendiratta, and Richard Sharko will serve as chairperson of this committee. Our Board will determine whether any member of the Audit Committee qualifies as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Nominating and Compensation Committee

The Nominating and Compensation Committee will assist the Board in overseeing matters relating to the nomination of directors, corporate governance and executive and director compensation. The Nominating and Compensation Committee’s responsibilities will include, among other matters: reviewing the composition of and evaluating the performance of the Board; recommending persons for election to the Board; reviewing the composition of the committees of the Board and recommending persons to serve as members of such committees; reviewing and maintaining compliance of committee membership with applicable regulatory requirements; reviewing potential conflicts of interest of members of the Board and our executive officers; reviewing and approving, or recommending for approval by the Board, the compensation of our Chief Executive Officer and other executive officers; overseeing and administering our cash and equity incentive plans; and reviewing and making recommendations to the Board with respect to director compensation.

The members of our Nominating and Compensation Committee will be Marc Kasher, Wesley Davis, and Anita Mendiratta, and Marc Kasher will serve as chairperson of this committee.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. To the Company’s knowledge, during the year ended September 30, 2025, there were no delinquent filers.

EXECUTIVE COMPENSATION

STWI Current Executive Compensation

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to STWI named executive officers and directors during the fiscal year ended September 30, 2025 and until the date of this Information Statement in all capacities for the accounts of such persons:

Summary Compensation Table

Name and Principal Position	Period	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Victor Balan (Director, President, Secretary, Treasurer and Chief Executive Officer)	Since inception July 3, 2023 till June 5, 2026	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Marcelo Ramon Alarcon Martinez (Director)	Since November 21, 2024 till June 5, 2026	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Anna Toczko (Director)	Since November 21, 2024 till June 5, 2026	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Elmurod Sopiev (Chief Executive Officer)	Since June 5, 2026 till the date of this Information Statement	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Temur Zokirov (Chairman of the Board, Chief Financial Officer and Secretary)	Since June 5, 2026 till the date of this Information Statement	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Bahtiyor Kadirov (Director)	Since June 5, 2026 till the date of this Information Statement	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Elina Davidyan (Director)	Since June 5, 2026 till the date of this Information Statement	-0-	-0-	-0-	-0-	-0-	-0-	-0-

There are no current employment agreements between STWI and its officers. They have agreed to work with no remuneration until such time as STWI receives sufficient revenues necessary to provide management salaries. At this time, STWI cannot accurately estimate when sufficient revenues will occur to implement this compensation, or what the amount of the compensation will be.

Executive Compensation Following the Share Exchange Transaction

Following the Share Exchange Transaction, the compensation of STWI’s directors will be determined by the Board of Directors in accordance with applicable compensation policies and arrangements. Any such compensation arrangements will be disclosed as required by applicable SEC rules.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

It is STWI’s practice and policy to comply with all applicable laws, rules and regulations regarding related person transactions, including the Sarbanes-Oxley Act of 2002. A related person is an executive officer, director or more than 5% stockholder of STWI, including any immediate family members, and any entity owned or controlled by such persons. STWI’s Board of Directors (excluding any interested director) is charged with reviewing and approving all related-person transactions, and a special committee of Board of Directors is established to negotiate the terms of such transactions. In considering related-person transactions, Board of Directors considers all relevant available facts and circumstances.

Related Party Transactions

To support the Company’s financial needs, it may receive advances from related parties until it can sustain its operations or secure sufficient funding through the sale of its equity or traditional debt financing.

On June 30, 2026, the Company entered into a share subscription agreement (the “June 2026 Share Subscription Agreement”) with Jakhongir Abidovich Artikkhodjaev, for the purchase of 1,000,000 shares of the Company’s common stock at an aggregate purchase price of $250,000. On the same date, the Company received $44,500 toward the purchase price, which was recorded as a deposit for common stock. On July 17, 2026, upon receipt of the remaining $205,500 of the aggregate purchase price, the Company issued and sold 1,000,000 shares of its common stock to Jakhongir Abidovich Artikkhodjaev pursuant to the June 2026 Share Subscription Agreement.

Related Party Loan

On November 25, 2024, the Company entered into a Loan Agreement with Victor Balan, who served as the Company’s President, Director, Treasurer, Secretary, and CEO. Under this agreement, Mr. Balan agreed to provide the Company with a non-interest-bearing, fully secured loan in the amount of $200,000. This loan replaced the debt previously assigned to him by the former officer and director of the Company. On April 1, 2025, the loan agreement was amended, increasing the facility amount to $350,000. The loan was for working capital purposes, was interest-free, and had no fixed payment terms other than the maturity date of March 31, 2030. As of June 30, 2026, the outstanding balance owed by the Company to Victor Balan under the amended loan agreement was $0, following the execution of the Share Subscription Agreement on June 5, 2026 which required the payment of the related party loan.

On July 4, 2023, STWI entered into an interest-free loan agreement with Yuliia Zaporozhan, STWI’s former Chief Executive Officer and former director. According to this agreement, Ms. Zaporozhan provided financial support to STWI, as needed, up to a total of $90,000 over the period of five years. On November 22, 2024, Agreement on the Assignment of Rights was executed between STWI, Viktor Balan, and Yulia Zaporozhan. Viktor Balan, who at that time served as STWI’s Director and Treasurer (and subsequently assumed the roles of President, Secretary, and CEO following Yulia Zaporozhan’s departure), paid Yulia Zaporozhan $136,050, representing the full outstanding balance of the debt owed by STWI to Yulia Zaporozhan. In consideration for this payment, Yulia Zaporozhan irrevocably assigned, transferred, and set over to Viktor Balan all of Yulia Zaporozhan’s right, and title to the debt. This assignment effectively transferred the debt obligation from Yulia Zaporozhan to Viktor Balan.

As of June 30, 2026, the outstanding balance owed by the Company to Victor Balan under the amended loan agreement was $0. The related party loan was repaid in full pursuant to the Share Subscription Agreement dated June 5, 2026, which required the settlement of the outstanding loan balance.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

STAGEWISE STRATEGIES CORP.

Dated: October 1, 2026

By:	/s/ Temur Zokirov
Temur Zokirov
Chief Financial Officer